Exhibit 4.3

DESCRIPTION OF COMMON SHARES

Novanta Inc. (the “Company,” “we,” or “our”) has one class of securities, our common shares, registered under Section 12 of the Securities Exchange Act of 1934, as amended.

General

We have authority to issue an unlimited number of common shares, no par value. In addition, we have authority to issue up to 7.0 million preferred shares. Our Board of Directors may designate and issue one or more series of preferred shares in order to raise additional capital, provided that no shares of any series may be entitled to more than one vote per share.

Terms

Each outstanding common share is entitled to one vote at all meetings of our shareholders, to participate ratably in any dividends that may be declared by the board of directors and, in the event of liquidation, dissolution or winding-up or other distribution of our assets or property, to a pro rata share of our assets after payment of all our liabilities and obligations. We have never declared or paid cash dividends on our common shares. We currently do not anticipate paying any cash dividends in the foreseeable future.

Shareholders have cumulative voting rights in the election of directors. Cumulative voting rights permit each shareholder entitled to vote at a meeting of shareholders called for the election of directors to cast a number of votes equal to the number of shares held by the shareholder multiplied by the number of directors to be elected. The shareholder is entitled to cast all such votes in favor of one candidate for director or distribute them among the candidates in any manner.

The common shares are not liable to any calls or assessments and are not convertible into any other securities. There are no redemption or sinking fund provisions applicable to the common shares, and there are no preemptive rights held by holders of the common shares.

All outstanding common shares are fully paid and nonassessable.

Anti-Takeover Considerations

Our Articles, By-laws and New Brunswick law contain provisions that may enable our board of directors to resist a change in control of our company. These provisions include:

•	the ability to issue an unlimited number of common shares; and
•

a limitation that stipulates that only holders of not less than 10 percent of the issued and outstanding shares of the Company carrying the right to vote at a meeting of shareholders are authorized to call a special meeting of shareholders.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors of their choosing or cause us to take other corporate actions that shareholders desire.

Canadian Law Matters

There is no limitation imposed by Canadian law or by our Articles on the right of a non-resident to hold or vote common shares, other than as provided in the Investment Canada Act (the “ICA”). Unless a transaction falls within an available exemption, the ICA requires a non-Canadian making an investment that would result in the acquisition of control of a Canadian business or an investment to establish a new Canadian business, to identify, notify, or (if the value of the assets of the target Canadian business exceed a certain monetary threshold) file an application for review with the Investment Review Division of Industry Canada (“IRD”). The monetary threshold that will trigger an application for review varies depending on the status of the foreign investor (e.g., World Trade Organization (“WTO”) member state or non-WTO member state), and whether the business activity is related to Canada’s cultural heritage and national identity (for this type of business activity, the threshold is significantly lower, and the application for review is considered by Heritage Canada).

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity, in which case the government may initiate further review with notice to the investor within 21 days following the receipt of a certified complete notification. Similarly, if the transaction is considered to be an investment that could be injurious to Canadian national security, it may also be referred by the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) for further review.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada (and, if applicable, is satisfied that the investment would not be injurious to Canadian national security). The Minister has up to 75 days to make this determination, though this period can be extended by agreement between the IRD and the investor (a national security review can take up to 130 days). If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment. If the Governor in Council considers that it is advisable to protect national security, she may prohibit the investment, authorize it to proceed on conditions, or require divestiture.

Transfer Agent

The registrar and transfer agent for our common shares is Computershare Investor Services Inc.

Listing

Our common shares are listed on the Nasdaq Global Select Market under the symbol “NOVT.”